UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 20, 2005 (April 4, 2005)

Behringer Harvard Short-Term Opportunity Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**000-51291**	**71-0897614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**15601 Dallas Parkway, Suite 600, Addison, Texas
75001**

(Address of principal executive offices)

(Zip Code)

(866) 655-1620

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard Short-Term Opportunity Fund I LP (which may be referred to as the "Partnership," "we," "us," or "our") hereby amends our Current Report on Form 8-K dated April 8, 2005 to provide the required financial statements relating to our acquisition of the 250/290 Carpenter Property, located in Irving, Texas, a suburb of Dallas, Texas as described in such Current Report.

After reasonable inquiry, we are not aware of any material factors relating to the 250/290 Carpenter Property that would cause the reported financial information relating to it not to be necessarily indicative of future operating results.

Item 9.01   **Financial Statements and Exhibits**

(c)   Exhibits.

None

Report of Independent Auditors

To the Partners of Behringer Harvard
Short-Term Opportunity Fund I LP:

We have audited the accompanying Statement of Revenues and Certain Expenses of the 250/290 Carpenter property (the "250/290 Carpenter Property") for the year ended December 31, 2004. This Statement of Revenues and Certain Expenses is the responsibility of Behringer Harvard Short-Term Opportunity Fund I LP's management. Our responsibility is to express an opinion on the Statement of Revenues and Certain Expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenues and Certain Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Revenues and Certain Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenues and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenues and Certain Expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the 250/290 Carpenter Property's revenues and expenses.

In our opinion, the Statement of Revenues and Certain Expenses referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 1 of the 250/290 Carpenter Property for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
June 16, 2005

250/290 Carpenter Property
Statements of Revenues and Certain Expenses
For the Year Ended December 31, 2004 and the
Three Month Period Ended March 31, 2005

	Year Ended December 31, 2004	Three Months Ended March 31, 2005 (unaudited)
Revenues:		
Rental revenue	$ 5,362,410	$ 1,340,603
Tenant reimbursement income	812,675	203,169
Total revenues	6,175,085	1,543,772
Expenses:		
Property taxes	812,675	203,169
Total expenses	812,675	203,169
Revenues in excess of certain expenses	$ 5,362,410	$ 1,340,603

The accompanying notes are an integral part of these statements.

250/290 Carpenter Property
Notes to the Statements of Revenues and Certain Expenses
For the Year Ended December 31, 2004 and the
Three Month Period Ended March 31, 2005

1. **Basis of Presentation and Summary of Significant Accounting Policies**

On April 4, 2005, Behringer Harvard Short-Term Opportunity Fund I LP acquired a three-building office complex containing approximately 536,241 rentable square feet (unaudited) located on approximately 15.3 acres of land (unaudited) in Irving, Texas, a suburb of Dallas, Texas (the "250/290 Carpenter Property").

The 250/290 Carpenter Property is a single tenant office complex occupied by Citicorp North America, Inc. subject to a triple-net lease that expires in September 2006.

The accompanying statements of revenues and certain expenses have been prepared on the accrual basis of accounting. The statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in a current report on Form 8-K of the Partnership. The statements are not intended to be a complete presentation of the revenues and expenses of the 250/290 Carpenter Property for the year ended December 31, 2004 and the three month period ended March 31, 2005, as certain expenses, primarily depreciation and amortization expense, interest expense, and other costs not directly related to the future operations of the 250/290 Carpenter Property have been excluded.

Revenue Recognition
The tenant lease is accounted for as an operating lease. Rental revenue is recognized on a straight-line basis over the term of the lease. Tenant reimbursement income consists of recovery of real estate taxes. Recoveries of real estate taxes are recognized as revenues in the period the applicable costs are incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of revenues and certain expenses during the reporting periods. Actual results may differ from those estimates.

2. **Leases**

The 250/290 Carpenter Property is leased to a single tenant under a triple-net lease, which represents 100% of the 250/290 Carpenter Property's total rental revenue for the year ended December 31, 2004 and the three-month period ended March 31, 2005. Under the terms of the triple-net lease, the tenant pays all operating expenses directly, including real estate taxes.

The minimum future cash rentals on the noncancelable operating lease held at December 31, 2004 are as follows:

2005	$	5,362,410
2006		4,021,808
Total	$	9,384,218

3. **Statement of Revenues and Certain Expenses for the Three-Month Period Ended March 31, 2005**

The statement of revenues and certain expenses for the three-month period ended March 31, 2005 is unaudited. In the opinion of management, all significant adjustments necessary for a fair presentation of the statement for the interim period have been included. The results of operations for the interim period are not necessarily indicative of the results for a full year for the operation of the 250/290 Carpenter Property.

Behringer Harvard Short-Term Opportunity Fund I LP
Pro Forma Consolidated Financial Information

On April 4, 2005, we acquired the 250/290 Carpenter Property, a three-building office complex containing approximately 536,241 rentable square feet, located on approximately 15.3 acres of land in Irving, Texas, a suburb of Dallas, Texas, through our direct and indirect partnership interests in Behringer Harvard 250/290 Carpenter LP. The purchase price of the 250/290 Carpenter Property was $29,980,366, including closing costs. We used proceeds from our public offering of limited partnership units to pay the entire purchase price and all closing costs of the acquisition.

In the opinion of our management, all material adjustments necessary to reflect the effects of the above transaction have been made.

Behringer Harvard Short-Term Opportunity Fund I LP
Pro Forma Consolidated Balance Sheet
as of March 31, 2005

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if we had acquired the 250/290 Carpenter Property as of March 31, 2005. This Pro Forma Consolidated Balance Sheet should be read in conjunction with our Pro Forma Consolidated Statement of Operations and our historical financial statements and notes thereto as filed in our quarterly report on Form 10-Q for the three months ended March 31, 2005. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had we completed the above transaction on March 31, 2005, nor does it purport to represent our future financial position.

	March 31, 2005 as Reported (a)	Pro Forma Adjustments		Pro Forma March 31, 2005
Assets				
Real estate				
Land	$ 8,610,149	$ 6,700,000	**(b)** $	15,310,149
Buildings, net	16,001,587	16,990,781	**(b)**	32,992,368
Real estate under development	25,714,839	-		25,714,839
Acquired in-place lease intangibles, net	6,192,773	6,616,296	**(b)**	12,809,069
Deferred leasing intangibles, net	237,091	-		237,091
Total real estate	56,756,439	30,307,077		87,063,516
Cash and cash equivalents	66,443,874	(29,980,366)	**(b)**	37,713,508
		1,250,000	**(c)**	
Restricted cash	190,450	-		190,450
Accounts receivable, net	545,086	-		545,086
Receivables from affiliates	820,728	-		820,728
Prepaid expenses and other assets	84,579	69,960	**(b)**	154,539
Escrow deposits	1,250,000	(1,250,000)	**(c)**	-
Investment in unconsolidated joint ventures	4,819,848	-		4,819,848
Deferred financing fees, net of accumulated amortization of $182,600	638,672	-		638,672
Total assets	$ 131,549,676	$ 396,671	$	131,946,347
Liabilities and partners' capital				
Liabilities				
Mortgage notes payable	$ 32,308,237	$ -	$	32,308,237
Accounts payable	41,769	-		41,769
Payables to affiliates	154,374	-		154,374
Acquired below market lease intangibles, net	261,401	-		261,401
Distributions payable	279,998	-		279,998
Accrued liabilities	2,431,421	396,671	**(b)**	2,828,092
Subscriptions for limited partnership units	1,838	-		1,838
Total liabilities	35,479,038	396,671		35,875,709
Commitments and contingencies				
Minority interest	1,733,952	-		1,733,952
Partners' capital				
Limited partners - 11,000,000 units authorized; 10,992,410 units issued and outstanding	94,336,210	-		94,336,210
General partners	476	-		476
Total partners' capital	94,336,686	-		94,336,686
Total liabilities and partners' capital	$ 131,549,676	$ 396,671	$	131,946,347

Behringer Harvard Short-Term Opportunity Fund I LP
Pro Forma Consolidated Statement of Operations
For the three months ended March 31, 2005

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if we had acquired the 250/290 Carpenter as of January 1, 2004. This Pro Forma Consolidated Statement of Operations should be read in conjunction with our historical financial statements and notes thereto as filed in our quarterly report on Form 10-Q for the three months ended March 31, 2005. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had we completed the above transaction on January 1, 2004, nor does it purport to represent our future operations.

	Three months ended March 31, 2005 as Reported (a)	Statement of Revenues and Certain Expenses (b)	Pro Forma Adjustments	Pro Forma Three months ended March 31, 2005
Revenue				
Rental revenue	$ 1,148,328	$ 1,340,603	$ (127,138) (c)	$ 2,361,793
Other income	-	203,169	-	203,169
Total revenues	1,148,328	1,543,772	(127,138)	2,564,962
Expenses				
Property operating expenses	272,060	-	-	272,060
Property repairs and maintenance	655	-	-	655
Ground rent	87,837	-	-	87,837
Real estate taxes	122,499	203,169	-	325,668
Property and asset management fees	44,162	-	60,327 (d)	141,964
			37,475 (e)	
General and administrative	194,128	-	-	194,128
Interest expense	173,373	-	-	173,373
Depreciation and amortization	562,291	-	1,145,485 (f)	1,707,776
Total expenses	1,457,005	203,169	1,243,287	2,903,461
Other income	311,978	-	-	311,978
Equity in losses of investments in unconsolidated joint ventures	(252,268)	-	-	(252,268)
Minority interest	1,929	-	-	1,929
Net income (loss)	$ (247,038)	$ 1,340,603	$ (1,370,425)	$ (276,860)
Allocation of net loss:				
Net loss allocated to general partners	$ (1)			$ (1)
Net loss allocated to limited partners	$ (247,037)			$ (276,859)
Weighted average number of limited partnership units outstanding	10,106,553			10,106,553
Net loss per limited partnership unit	$ (0.02)			$ (0.03)

Behringer Harvard Short-Term Opportunity Fund I LP
Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2004

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if we had acquired the 250/290 Carpenter as of January 1, 2004. This Pro Forma Consolidated Statement of Operations should be read in conjunction with our historical financial statements and notes thereto as filed in our annual report on Form 10-K for the year ended December 31, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had we completed the above transaction on January 1, 2004, nor does it purport to represent our future operations.

	Year ended December 31, 2004 As Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments	Pro Forma Year ended December 31, 2004
Revenue					
Rental revenue	$ 2,616,051	$ 1,694,148	$ 5,362,410	$ (508,554) **(d)** $	9,164,055
Other income	-	336,393	812,675	-	1,149,068
Total revenues	2,616,051	2,030,541	6,175,085	(508,554)	10,313,123
Expenses					
Property operating expenses	868,665	503,525	-	-	1,372,190
Ground rent	293,307	38,187	-	-	331,494
Real estate taxes	452,836	361,858	812,675	-	1,627,369
Property and asset management fees	188,524	162,666	-	241,308 **(e)**	742,400
				149,902 **(f)**	
General and administrative	400,231	59,528	-	-	459,759
Interest expense	519,848	339,070	-	-	858,918
Depreciation and amortization	936,881	1,178,367	-	4,581,942 **(g)**	6,697,190
Total expenses	3,660,292	2,643,201	812,675	4,973,152	12,089,320
Interest income	149,996	(29,779)	-	-	120,217
Equity in losses of investments in unconsolidated joint ventures	(414,052)	(640,144)	-	-	(1,054,196)
Minority interest	(6,789)	16,745	-	-	9,956
Net income (loss)	$ (1,315,086)	$ (1,265,838)	$ 5,362,410	$ (5,481,706)	$ (2,700,220)
Allocation of net loss:					
Net loss allocated to general partners	$ (11)				$ (23)
Net loss allocated to limited partners	$ (1,315,075)				$ (2,700,197)
Weighted average number of limited partnership units outstanding	2,598,846			4,331,504 **(h)**	6,930,350
Net loss per limited partnership unit	$ (0.51)				$ (0.39)

10

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Notes to Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet

a. Reflects our historical balance sheet as of March 31, 2005.

b. Reflects the acquisition of the 250/290 Carpenter Property by us for $29,980,366. We allocated its purchase price to the assets and liabilities below and estimated the remaining useful lives of its tangible and intangible assets as follows:

Description	Allocation	Estimated Useful Life
Land	$ 6,700,000	
Building	16,990,781	25 years
Above market lease	762,830	1.5 years
Tenant improvements, leasing commissions & legal fees	391,361	1.5 years
In-place leases	5,462,105	1.5 years
Prepaid expenses and other assets	69,960	
Prepaid rent	(396,671)	
	$ 29,980,366	

We allocated the purchase price to the above tangible and identified intangible assets based on their fair values in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" as follows:

The fair value of the tangible assets acquired, consisting of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

We determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the remaining non-cancelable terms of the respective leases.

The total value of identified real estate intangible assets acquired is further allocated to in-place lease values, in-place tenant improvements, in-place leasing commissions and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value for tenant improvements and leasing commissions is based on estimates of these costs incurred at inception of the acquired leases, amortized through the date of acquisition. The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases includes an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, we include such items as

11

real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions. The estimates of the fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal and tenant improvements as well as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis.

We amortize the value of in-place leases and in-place tenant improvements to expense over the initial term of the respective leases. The value of tenant relationship intangibles are amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and tenant relationship intangibles would be charged to expense.

c.   Reflects the escrow deposits used in the purchase of the 250/290 Carpenter Property.

Unaudited Pro Forma Consolidated Statement of Operations for the three months ended March 31, 2005

a.   Reflects our historical operations for the three months ended March 31, 2005.

b.   Reflects the historical revenues and certain expenses of the 250/290 Carpenter Property.

c.   Reflects the amortization of the above market lease value over the remaining non-cancelable term of the lease of approximately 18 months.

d.   Reflects the property management fees associated with the management of the 250/290 Carpenter Property by HPT Management Services LP, our affiliate. HPT Management Services LP will receive 4.5% of annual gross revenues, as defined in the property management agreement.

e.   Reflects asset management fees associated with the 250/290 Carpenter Property. The asset is managed by HPT Management Services LP, our affiliate, for an annual asset management fee of 0.5% of the asset value.

f.   Reflects depreciation and amortization of the 250/290 Carpenter Property using the straight-line method over the estimated useful lives as follows:

Description	Allocation	Estimated Useful Life
Building	$16,990,781	25 years
Real estate intangibles[1]	6,616,296	1.5 years

[1] Included in real estate intangibles is $762,830 of above market lease value, which is amortized to rental income. See Note c.

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2004

a.   Reflects our historical operations for the year ended December 31, 2004.

b.   Reflects the combined Pro Forma results for the Woodall, Quorum, Skillman, Central and Coit Properties for the portion of 2004 that we did not own these properties.

c.   Reflects the historical revenues and certain expenses of the 250/290 Carpenter Property.

d.   Reflects the amortization of the above market lease value over the remaining non-cancelable term of the lease of approximately 18 months.

e.   Reflects the property management fees associated with the management of the 250/290 Carpenter Property by HPT Management Services LP, our affiliate. HPT Management Services LP will receive 4.5% of annual gross revenues, as defined in the property management agreement.

f. Reflects asset management fees associated with the 250/290 Carpenter Property. The asset is managed by HPT Management Services LP, our affiliate, for an annual asset management fee of 0.5% of the asset value.

g. Reflects depreciation and amortization of the 250/290 Carpenter Property using the straight-line method over the estimated useful lives as follows:

Description	Allocation	Estimated Useful Life
Building	$16,990,781	25 years
Real estate intangibles[1]	6,616,296	1.5 years

[1] Included in real estate intangibles is $762,830 of above market lease value, which is amortized to rental income. See Note d.

h. Reflects the adjustment to historical weighted average number of limited partnership units outstanding to reflect the acceptance of units needed to provide for the cash purchase price of the Woodall, Quorum, Skillman, Central, Coit, Mockingbird Commons, Northwest Highway and 250/290 Carpenter Properties. The adjustment is computed as follows:

	Pro Forma Year Ended December 31, 2004
Cash needed to acquire the Woodall Property	$ 7,114,625
Cash needed to acquire the Quorum Property	4,760,565
Cash needed to acquire the Skillman Property	3,702,105
Cash needed to acquire the Central Property	1,435,406
Cash needed to acquire the Coit Property	4,837,050
Cash needed to acquire Mockingbird Commons	4,476,909
Cash needed to acquire Northwest Highway	4,680,050
Cash needed to acquire the 250/290 Carpenter Property	29,980,366
	$ 60,987,076
Net cash received from each limited partnership unit issued	$ 8.80 **(1)**
Limited partnership units needed to purchase the Woodall, Quorum, Skillman, Central, Coit, Mockingbird Commons, Northwest Highway and 250/290 Carpenter Properties	6,930,350
Less historical weighted average of limited partnership units outstanding for the year ended December 31, 2004	(2,598,846)
	4,331,504

[1] Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**BEHRINGER HARVARD SHORT-TERM
OPPORTUNITY FUND I LP**

By: Behringer Harvard Advisors II LP,
      Co-General Partner

Dated: June 20, 2005   By:/s/ Gary S. Bresky
                                                          Gary S. Bresky
                                                          Chief Financial Officer